FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending October 17, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --








         Notification of Transactions of Directors, Persons Discharging
                 Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline Performance Share Plan notified the Company and the under-mentioned persons on 16 October 2007 of an increase in their notional interests in Ordinary shares at a price of GBP12.55 per share and Ordinary Share ADRs at a price of $51.61 per ADR following the notional re-investment of the dividend paid to shareholders on 11 October 2007.


                                      Ordinary shares                    ADRs
Dr JP Garnier                                                         6,595.27
Mr J S Heslop                                 2,169.35
Mr W C Louv                                                             348.02
Dr M M Slaoui                                   387.43                  666.92
Mrs C E Bruck Slaoui                             33.74                   15.18
Mr R M Bondy                                  2,308.46
Mr J M Clarke                                 1,785.46
Mr M Dunoyer                                    869.42
Dr R G Greig                                                            751.12
Mr D Learmouth                                  318.17
Mr D J Phelan                                                         1,156.73
Dr D Pulman                                                             751.12
Mr D M Stout                                                          2,755.18
Mr C Viehbacher                                                       1,195.39
Mr A P Witty                                 2,385.59

The notional dividends accrued will be paid out in proportion to the percentage of participants' Performance Share Plan holdings that vest following the end of the relevant three year measurement period.


This notification relates to transactions notified in accordance with Disclosure and Transparency Rules 3.1.4R(1)(a) and 3.1.4R(1)(b).



S M Bicknell
Company Secretary

17 October 2007




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: October 17, 2007                                        By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc